UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.       )*

Mallinckrodt plc
(Name of Issuer)

Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)

G5890A102
(CUSIP Number)

June 16, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5890A102	Schedule 13G	Page 1 of 7

1.	Names of Reporting Persons Bracebridge Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,033,257 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,033,257 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,033,257 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.44%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. G5890A102	Schedule 13G	Page 2 of 7

1.	Names of Reporting Persons FFI III S.a r.l.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,477,971 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,477,971 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,477,971 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.22%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G5890A102	Schedule 13G	Page 3 of 7

1.	Names of Reporting Persons FYI S.a r.l.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 284,656 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 284,656 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 284,656 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.16%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G5890A102	Schedule 13G	Page 4 of 7

1.	Names of Reporting Persons Olifant Luxco S.a r.l.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 270,630 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 270,630 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,630 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.05%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G5890A102	Schedule 13G	Page 5 of 7

Item 1.

(a)	Name of Issuer:

Mallinckrodt plc (the “Issuer”).

(b)	Address of the Issuer’s Principal Executive Offices:

College Business & Technology Park, Cruiserath, Blanchardstown, Dublin 15, Ireland

Item 2.

(a)	Name of Person Filing:

This joint statement on Schedule 13G is being filed by Bracebridge Capital, LLC (the “Investment Manager”), FFI III S.a r.l. (“FFI”), FYI S.a r.l. ("FYI"), and Olifant Luxco S.a r.l. (“Olifant” and collectively with FFI and FYI, the “Funds”), who are collectively referred to as the “Reporting Persons.”  The Investment Manager is the investment manager of each of the Funds.  The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 99.1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)	Address of Principal Business Office:

The principal business office of the Reporting Persons with respect to the Shares reported hereunder is 888 Boylston Street, 15th Floor, Boston, Massachusetts 02199.

(c)	Citizenship:

The Investment Manager is a Delaware limited liability company.  Each of the Funds is a Luxembourg societe a responsabilite limitee.

(d)	Title and Class of Securities:

Shares of common stock, $0.01 par value per share, of the Issuer (the “Shares”).

(e)	CUSIP Number:

G5890A102.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A.

Item 4.	Ownership:

(a).          Amount beneficially owned:

As of the date hereof, the Reporting Persons, in the aggregate, may be deemed to beneficially own 2,033,257 Shares, which amount includes (i) the 1,477,971 Shares beneficially owned by FFI, (ii) the 284,656 Shares beneficially owned by FYI, and (iii) the 270,630 Shares beneficially owned by Olifant.

CUSIP No. G5890A102	Schedule 13G	Page 6 of 7

(b).          Percent of class:

As of the date hereof, the Reporting Persons, in the aggregate, may be deemed the beneficial owner of approximately 15.44% of Shares outstanding, which amount includes (i) 11.22% of Shares outstanding beneficially owned by FFI, (ii) 2.16% of Shares outstanding beneficially owned by FYI, and (iii) 2.05% of Shares outstanding beneficially owned by Olifant. The percentage of Shares beneficially owned by each Reporting Person is based on a total of 13,170,932 Shares outstanding as of June 16, 2022, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on June 22, 2022.

(c).          Number of shares as to which such person has:

The Investment Manager:

(i)             Sole power to vote or to direct the vote: 0

(ii)            Shared power to vote or to direct the vote: 2,033,257

(iii)           Sole power to dispose or to direct the disposition of: 0

(iv)           Shared power to dispose or to direct the disposition of: 2,033,257

FFI:

(i)             Sole power to vote or to direct the vote: 0

(ii)            Shared power to vote or to direct the vote: 1,477,971

(iii)           Sole power to dispose or to direct the disposition of: 0

(iv)           Shared power to dispose or to direct the disposition of: 1,477,971

FYI:

(i)             Sole power to vote or to direct the vote: 0

(ii)            Shared power to vote or to direct the vote: 284,656

(iii)           Sole power to dispose or to direct the disposition of: 0

(iv)           Shared power to dispose or to direct the disposition of: 284,656

Olifant:

(i)             Sole power to vote or to direct the vote: 0

(ii)            Shared power to vote or to direct the vote: 270,630

(iii)           Sole power to dispose or to direct the disposition of: 0

(iv)           Shared power to dispose or to direct the disposition of: 270,630

Each of the Funds has the power to vote and dispose of the Shares beneficially owned by such entity (as described above), and each of the Funds expressly disclaims beneficial ownership of any Shares not owned directly by it except to the extent of any pecuniary interest therein. The Investment Manager, as the investment manager of each of the Funds, has the authority to vote and dispose of all of the Shares reported in this Schedule 13G, but expressly disclaims beneficial ownership of any Shares not owned directly by it except to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class:

N/A.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

N/A.

CUSIP No. G5890A102	Schedule 13G	Page 7 of 7

Item 8.	Identification and Classification of Members of the Group:

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group:

N/A.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRACEBRIDGE CAPITAL, LLC

June 24, 2022

BY:	/s/ John N. Spinney, Jr.

Name: John N. Spinney, Jr.
Title: Authorized Signatory

FFI III S.a r.l.

BY:	/s/ John N. Spinney, Jr.

Name: John N. Spinney, Jr.
Title: Authorized Signatory

FYI S.a r.l.

BY:	/s/ John N. Spinney, Jr.

Name: John N. Spinney, Jr.
Title: Authorized Signatory

Olifant Luxco S.a r.l.

BY:	/s/ John N. Spinney, Jr.

Name: John N. Spinney, Jr.
Title: Authorized Signatory

[Signature Page to Schedule 13G]

EXHIBIT LIST

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons, dated as of June 24, 2022.